Contact

www.linkedin.com/in/sheila-heaney-mbz (LinkedIn)

Sheila Heaney

Owner and Founder of ReInvent The Wheel, Parent Company of MBZ Parts, MBZ 4x4, MBZ Diesel and MBZ Classic

Merlin, Oregon, United States

Summary

I have a lot of expansion plans for my Classic Mercedes-focused business ventures and am looking for business connections to be a part of the growth.

Experience

MBZ Parts

CEO & Founder

January 2013 - Present (10 years 3 months)

REINVENT THE WHEEL LLC

Owner

January 2013 - Present (10 years 3 months)

Merlin, Oregon, United States

MBZ 4x4

Owner

April 2017 - Present (6 years)